UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Vertex Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92534K107

(CUSIP Number)

December 5, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP NO. 92534K107	13G

1	NAMES OF REPORTING PERSONS: Warren Distribution, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 47-0464670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 0
		6	SHARED VOTING POWER 2,201,287[1]
		7	SOLE DISPOSITIVE POWER 0
		8	SHARED DISPOSITIVE POWER 2,201,287[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,201,287
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%[2]
12	TYPE OF REPORTING PERSON*
HC

[1]	As of December 5, 2014. As of April 20, 2015 the number of shares increased to 2,257,781. See Item 4.
[2]	As of December 5, 2014. As of April 20, 2015 the percent of class decreased to 8.0%. See Item 4.

CUSIP NO. 92534K107	13G

1	NAMES OF REPORTING PERSONS: Warren Ohio Holdings Co., LLC[3] I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 90-0599003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 0
		6	SHARED VOTING POWER 2,201,287[4]
		7	SOLE DISPOSITIVE POWER 0
		8	SHARED DISPOSITIVE POWER 2,201,287[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,201,287
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%[5]
12	TYPE OF REPORTING PERSON*
OO

[3]	Formerly known as “Heartland Group Holdings, LLC.”
[4]	As of December 5, 2014. As of April 20, 2015 the number of shares increased to 2,257,781. See Item 4.
[5]	As of December 5, 2014. As of April 20, 2015 the percent of class decreased to 8.0%. See Item 4.

CUSIP NO. 92534K107	13G

1	NAMES OF REPORTING PERSONS: Robert N. Schlott Revocable Trust[6] I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 0
		6	SHARED VOTING POWER 2,201,287[7]
		7	SOLE DISPOSITIVE POWER 0
		8	SHARED DISPOSITIVE POWER 2,201,287[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,201,287
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%[8]
12	TYPE OF REPORTING PERSON*
OO

[6]	Controlled by Robert N. Schlott.
[7]	As of December 5, 2014. As of April 20, 2015 the number of shares increased to 2,257,781. See Item 4.
[8]	As of December 5, 2014. As of April 20, 2015 the percent of class decreased to 8.0%. See Item 4.

CUSIP NO. 92534K107	13G

1	NAMES OF REPORTING PERSONS: Robert N. Schlott I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 0
		6	SHARED VOTING POWER 2,201,287[9]
		7	SOLE DISPOSITIVE POWER 0
		8	SHARED DISPOSITIVE POWER 2,201,287[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,201,287
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%[10]
12	TYPE OF REPORTING PERSON*
IN

[9]	As of December 5, 2014. As of April 20, 2015 the number of shares increased to 2,257,781. See Item 4.
[10]	As of December 5, 2014. As of April 20, 2015 the percent of class decreased to 8.0%. See Item 4.

CUSIP NO. 92534K107	13G

Item 1(a).	Name of Issuer:

Vertex Energy, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Officer:

1331 Gemini Street

Suite 250

Houston, Texas 77058

Item 2(a).	Name of Person(s) Filing:

This statement is jointly filed by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

Warren Distribution, Inc. (“Warren”)

Warren Ohio Holdings Co., LLC (“Warren Ohio”)

Robert N. Schlott Revocable Trust (the “Trust”)

Robert N. Schlott (“Schlott”)

Warren Ohio is the record owner of the securities. Warren Ohio is a wholly-owned subsidiary of Warren and is controlled by Warren. The Trust controls Warren. The Trust is controlled by Schlott.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Persons is 950 South 10th Street, Suite 300, Omaha, NE 68108.

Item 2(c).	Citizenship:

Please see Row Four on each cover sheet for each of the Reporting Persons.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share of the Company

Item 2(e).	CUSIP Number:

92534K107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

CUSIP NO. 92534K107	13G

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership.

The information contained in Items 5-9 and 11 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

On December 5, 2014, the Company issued 2,201,287 common shares to Warren Ohio as part of the consideration for the Company’s acquisition of substantially all of the assets of Warren Ohio. On April 20, 2015 the Company issued an additional 56,494 common shares to Warren Ohio as additional earn-out consideration as part of the consideration for the Company’s acquisition of substantially all of the assets of Warren Ohio. The percent of class of shares of the Company common stock in Row 11 of the cover pages of this Schedule 13G and the associated footnotes is based on the number of shares of common stock of the Company issued and outstanding as reported in the Company’s publicly available filings with the Securities and Exchange Commission made prior to the date of issuance of the Company’s common stock reported in the cover pages of this Schedule 13G.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims the existence of a “group” and, except as set forth below, disclaims beneficial ownership of all shares of the Company’s common stock other than any shares or other securities reported herein as being directly owned by it or him, as the case may be. Each of the Reporting Persons states that it or he, as the case may be, is included in this filing solely for the purpose of presenting information with respect to the beneficial ownership of the shares of the Company’s

CUSIP NO. 92534K107	13G

common stock and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting Person is signing this statement only as to information with respect to, or furnished by, such Reporting Person, and makes no representation as to information furnished by any other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Warren Ohio Holdings Co. LLC (formerly known as “Heartland Group Holdings, LLC”), a Delaware limited liability company and wholly-owned subsidiary of Warren.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 92534K107	13G

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2019

WARREN DISTRIBUTION, INC.

By:	/s/ Charles P. Downing
	Name:	Charles P. Downing
	Title:	President

WARREN OHIO HOLDINGS CO., LLC

By:	/s/ Charles P. Downing
	Name:	Charles P. Downing
	Title:	Manager

ROBERT N. SCHLOTT REVOCABLE TRUST

By:	/s/ Robert N. Schlott
	Name:	Robert N. Schlott
	Title:	Trustee

ROBERT N. SCHLOTT

By:	/s/ Robert N. Schlott